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                              February 22, 2022

       Chong Chan Teo
       Chief Executive Officer
       Treasure Global Inc.
       276 5th Avenue, Suite 704 #739
       New York, New York 10001

                                                        Re: Treasure Global
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on
January 26, 2021
                                                            CIK No. 0001905956

       Dear Mr. Teo:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted on January 26, 2021

       Cover Page

   1. Please revise the cover page to clarify if the company will be considered a controlled company after the
offering.
       Prospectus Summary
       Reward Points, page 4

   2. Please tell us, and revise to the extent applicable, if your "reward points" disclosed here are synonymous with
your "loyalty points" described in your loyalty program disclosure on page 48 and
elsewhere within the filing.
 Chong Chan Teo
FirstName LastNameChong Chan Teo
Treasure Global Inc.
Comapany22,
February  NameTreasure
            2022       Global Inc.
February
Page 2 22, 2022 Page 2
FirstName LastName
Risk Factors, page 19

3. We note that the common stock will be issued upon the listing of your common stock on
         Nasdaq as a result of the automatic conversion of your Convertible Notes. Please revise to discuss the risk of dilution upon conversion of the convertible notes discussed throughout your registration statement.
Use of Proceeds, page 41

4. We note that you currently intend to use the net proceeds from this offering for working capital, "including, but not limited to acquisitions, marketing, hiring and IT development and general corporate purposes." Revise to specifically discuss in greater detail the uses of net proceeds from this offering. As applicable, state the approximate amount of proceeds to be used for each identified use of proceeds. Please also tell us whether you have identified any particular business to acquire or otherwise entered into preliminary negotiations with potential acquisition targets.
Capitalization, page 42

5. Please revise your Capitalization table to provide separate columns for your 'Pro Forma'
         and 'Pro Forma as Adjusted' adjustments.
Management's Discussion and Analysis
Key Operating Metrics, page 47

6. Please tell us how the number of "active users" are less than the number of "new registered users" for the three months ended September 30, 2020 and December 31, 2020.
7. Please balance your discussion of your registered and active user growth with discussion regarding your churn of active users. Specifically, we note the large increases to your number of new registered users without corresponding increases to the number of active users.
Results of Operation
For the years ended June 30, 2021 and 2020
Revenue
Product and loyalty program revenue, page 48

8. Please tell us the following in regard to your Product and Loyalty Revenue Program:

                Your initial accounting treatment of reward or loyalty points that are issued to users for the differing methods of participation referenced on page 4.

                Your subsequent accounting treatment for the recognition of reward or loyalty points upon redemption or expiration.
 Chong Chan Teo
Treasure Global Inc.
February 22, 2022
Page 3
                Total revenue relating to the expiration of reward points

                Total revenue that specifically relates to reward points earned not as part of a spending transaction.

                Breakage estimate for reward or loyalty points, and specifically for reward or loyalty points issued as new user sign-up bonuses.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Liquidity and Capital Resources, page 51

9. Please clearly state how long you can satisfy your cash requirements based upon cash on hand and revenues from operations and explain whether you will have to raise additional funds in the next twelve months. Please also include a reasonably detailed discussion of your ability to continue in existence as a going concern and your ability or inability to generate sufficient cash to support your operations during the next twelve months. Please refer to Item 303(a)(1) of Regulation S-K.
About the ZCITY App, page 64

10. Your chart on page 64 shows that you offer a Buy Now and Pay Later function. In an appropriate place in your disclosure, please provide more details of this function. For example, who is providing this credit, who is processing the request for this credit service and who is taking the related credit risk of default. If this service is not available, please clearly disclose that it is not available and if this also true for any other App functions listed, please disclose that as well.
11. On page 65 you list some of your key business partnerships by category. We also note your discussion on page 73 of your strategic partners, with some of whom you have contracts. If you have material agreements with your key business partners or strategic partners, please describe the material terms of those agreements and consider whether they are a material contract that should be filed as an exhibit. In this regard, please tell us if you have their permission to use their corporate trademarks in your filing.
Competitive Outlook, page 73

12. We note your chart on page 73. Please disclose the source of the information that relates to your competitors.
Intellectual Property Matters, page 73

13. We note your disclosure that "[i]t is not the intent of this prospectus to delineate each and
FirstName LastNameChong Chan Teo
       every trademarkable matter of ours owned through GEM." Please revise to describe all
Comapany   NameTreasure
       material             Global Inc.
                patents, trademarks, licenses, franchises, concessions, royalty agreements or labor
February  22,contracts,
              2022 Pageincluding
                         3       duration. Refer to Item 101(h)(4)(vii) of
Regulation S-K.
FirstName LastName
 Chong Chan Teo
FirstName LastNameChong Chan Teo
Treasure Global Inc.
Comapany22,
February  NameTreasure
            2022       Global Inc.
February
Page 4 22, 2022 Page 4
FirstName LastName
Financial Statements
Notes to Consolidated Financial Statements
Note 1 - Nature of business and organization
Loyalty Program, page F-11

14. Please clarify for us if you are determined to be the accounting principal or agent when customers make purchases through your loyalty program. Please support your conclusion with your analysis, citing the appropriate guidance where applicable. Refer to ASC 606-
         10-55-36 through 40.
Disaggregated information of revenues..., page F-13

15. Please tell us your consideration of disaggregating revenues between 'product revenue'
         and 'loyalty program revenue.' These revenue streams, in aggregate, account for greater than 99% of your 2021 total revenue, and appear to reflect differing types of goods and/or services. Refer to ASC 606-10-50-5 and ASC 606-10-55-89 through 91. General

16. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
         5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services